2005 Market Street Suite 2600 Philadelphia, PA 19103 T: 215.564.8000

Shawn A. Hendricks

(215) 564-8778

shendricks@stradley.com

May 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Yoon Choo

Re:	Strategy Shares (“Registrant”)
Preliminary Proxy Statement on Schedule 14A
File Nos. 333-170750; 811-22497

Dear: Ms. Choo:

On behalf of the Registrant, below are responses to the comments you provided to us virtually on May 15, 2025 with regard to the Preliminary Proxy Statement under Section 14A of the Securities Exchange Act of 1934, as amended (Accession No. 0001580642-25-003050), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 9, 2025, relating to the approval of a new investment advisory agreement for Day Hagan Smart Sector ETF, Day Hagan Smart Sector Fixed Income ETF, Day Hagan Smart Sector International ETF, and Day Hagan Smart Buffer ETF, each a series of the Registrant (collectively, the “Funds”).

Below we have provided your comment (in bold) and the Registrant’s response to such comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Preliminary Proxy Statement.

Stradley Ronon Stevens & Young, LLP | stradley.com

Chicago | Los Angeles | New York | Philadelphia | Washington, D.C.

Ms. Yoon Choo

U.S. Securities and Exchange Commission

May 21, 2025

Prospectus – Principal Investment Strategies

1.	Comment: The Board’s composition does not meet the requirements of Section 15(f) of the Investment Company Act of 1940, as amended. Please supplementally explain how the Trust plans to meet this requirement and amend the proxy statement accordingly.

Response: The Registrant will revise the proxy statement to make clear that each member of the Board is independent, as that term is defined in the 1940 Act, with respect to the Funds, Day Hagan Asset Management and Ashton Thomas Private Wealth, LLC.

* * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Michael P. O’Hare at 215-564-8198.

Very truly yours,

/s/ Shawn A. Hendricks

Shawn A. Hendricks